SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                           International Absorbents Inc.
                                (Name of Issuer)

                            Common Stock, no par value
                         (Title of Class of Securities)

                                   45885E203
                                 (CUSIP Number)

                               September 1, 2006
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)








                               (Page 1 of 5 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 45885E203                13G                    Page 2 of 5 Pages

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(1)	NAMES OF REPORTING PERSONS

		Praetorian Capital Management LLC (See Item 2(A))

            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
		13-4223355


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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
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NUMBER OF      (5)  SOLE VOTING POWER

SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                365,000 (See Item 4)
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                365,000 (See Item 4)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                365,000 (See Item 4)
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     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
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     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.69%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 45885E203                13G                    Page 2 of 5 Pages

----------------------------------------------------------------------------
(2)	NAMES OF REPORTING PERSONS

		Praetorian Offshore Ltd. (See Item 2(A))

            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
		98-0465606


-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER

SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                              365,000 (See Item 4)
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                              365,000 (See Item 4)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              365,000 (See Item 4)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.69%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 45885E203                 13G                    Page 3 of 5 Pages

Item 1(a).     Name of Issuer:

       The name of the issuer is International Absorbents Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

       The Issuer's principal executive offices are located at:
       1569 Dempsey Road, North Vancouver, British Columbia, V7K 1S8, Canada.

Item 2(a).     Name of Person Filing:

       This Schedule 13G is being filed by Praetorian Capital Management LLC, a Delaware Limited Liability Company (the "Management Company") which serves as investment manager or advisor to Praetorian Offshore Ltd. (the "Fund") with respect to the shares of Common Stock (as defined in Item 2(d)) directly owned by the Fund. The Management Company makes the investment and voting decisions on behalf of the Fund but owns no direct investments in the securities of the Issuer. The Fund directly owns the shares of the Common Stock of the Issuer but does not make any decisions as to voting or buying or selling shares of the Issuer.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

       The address of the business office of the Reporting Person is:
       Praetorian Capital Management LLC
       119 Washington Avenue, Suite 600
       Miami Beach, FL  33139

Item 2(c).     Citizenship:

    Delaware

Item 2(d).     Title of Class of Securities:
     Common Stock, no par value (the "Common Stock")

Item 2(e).  CUSIP Number:  45885E203

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

     (a) [ ]  Broker or dealer registered under Section 15 of the Act,
     (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,
     (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e) [ ]  Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
     (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),


CUSIP No. 45885E203		13G                    Page 4 of 5 Pages

     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
Company Act of 1940,
     (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not applicable.

Item 4.   Ownership.

       (a)	Amount beneficially owned:   365,000
Percent of class: 5.69%. The percentages used herein and in the rest of Item 4 are calculated based upon the 6,410,328 shares of Common Stock outstanding as of June 3, 2006, as set forth in the Company's Form 10-Q for the quarter ended April 30, 2006.

Since our last filing of August 3, 2006, we made the
following transactions:
August 23, 2006		purchased 8,000 shares
August 24, 2006		purchased 200 shares
August 25, 2006		purchased 800 shares
August 28, 2006		purchased 2,200 shares
August 30, 2006		purchased 1,300 shares
August 31, 2006		purchased 7,500 shares
       (b)	 (i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote:  365,000
		(iii)Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition:  365,000

Item 5.     Ownership of Five Percent or Less of a Class.

       Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

       See response to Item 2(A)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 	Not applicable.

Item 8.  Identification and Classification of Members of the Group.

       Not applicable.

Item 9.  Notice of Dissolution of Group.

       Not applicable.




CUSIP No. 45885E203                 13G                   Page 5 of 5 Pages


Item 10.  Certification.

       The Reporting Person hereby makes the following certification:

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  September 1, 2006


/s/ Harris B. Kupperman

Praetorian Offshore Ltd.
By:  Praetorian Capital Management LLC
Its: Investment Manager
By: Harris B. Kupperman
Its: President